Mail Stop 4561
      July 29, 2005

Mr. Jeffery Harrell
Chief Executive Officer
Video Without Boundaries, Inc.
888 East Las Olas Blvd, Suite 710
Fort Lauderdale, FL 33304

	RE:	Video Without Boundaries, Inc.
		Item 4.01 Form 8-K
		Filed July 27, 2005
            	File No. 0-31497

Dear Mr. Harrell:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K filed July 27, 2005

1. As noted in the Item 4.01 Form 8-K, you have restated your December 31, 2002 financial statements, included in Form 10-KSB, because of material reporting errors communicated to you by Berkovits, Lago & Company, LLP. In this connection, please file an
Item 4.02(b) Form 8-K. Also, please file the letter from the accountants required by Item 4.02(c) of Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3432.


								Sincerely,



								William H. Demarest
								Staff Accountant
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Mr. Jeffery Harrell
Video Without Boundaries, Inc.
July 29, 2005
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